Exhibit 19.1

Proficient Auto Logistics, Inc.

Insider Trading Policy

May 6, 2024

INSIDER TRADING POLICY

Introduction

The securities laws of the United States and the various states impose important restrictions on employees, officers, directors and temporary contract workers (“Covered Persons”) of Proficient Auto Logistics, Inc. and its affiliates (“Proficient”) with respect to sales, purchases, exercises of options or other similar transactions involving securities. This policy reviews these restrictions concerning securities transactions by Proficient and Covered Persons. It is important to note that the securities laws are both far-reaching and frequently changing. Therefore, while the following review provides a useful overview, it is not a comprehensive attempt to deal with all potential restrictions. In general, it will help you identify potential problems and be aware of areas where caution is warranted and advice should be sought.

This policy also establishes specific procedures, designed to ensure compliance with the securities laws, to be followed by Proficient and Covered Persons engaging in transactions in Proficient’s securities and, in certain circumstances, securities of third parties. Compliance with this Policy is necessary to protect Proficient’s business and reputation, to prevent violations of law by you and by Proficient and to avoid the appearance of impropriety.

If you encounter a problem or have any doubts about your transactions in securities, you should consult with the Legal Department, so that the proper advice can be given and the proper actions can be taken.

General Restrictions and Policies

Insider Trading

It is unlawful for an “insider” (as defined below) to trade in securities on the basis of material information known to that individual but not to the public (“material non-public information”), or to transmit material non-public information to any other person who may trade on the basis of such information. Violation of this prohibition is a serious federal offense and the penalties can include a prison term and disgorgement of any profits. The fact that the insider did not intend to defraud anyone may not insulate the insider from liability. It is Proficient’s policy that it and its employees comply with this prohibition. In particular, Covered Persons are prohibited from using material non-public information in connection with:

●	the purchase or sale of securities for their own accounts or for the accounts in which they have a direct or indirect beneficial interest or over which they have the power, directly or indirectly, to make investment decisions;

●	the solicitation of client orders to purchase or sell securities; or

●	the issuance of research reports, recommendations or comments that could be construed as recommendations.

In addition, when a Covered Person is in possession of material non-public information about Proficient, the Covered Person may not pass (or “tip”) that information to others or recommend to anyone the purchase or sale of the relevant securities.

The foregoing restrictions apply to securities and information of Proficient as well as to the securities and information of another company (e.g., a proposed acquisition target) to the extent material non-public information regarding the other company is obtained through a Covered Person’s relationship with Proficient. See “Applicability of Policy to Material Non-Public Information Regarding Other Companies” below.

An “insider” is any person who has access to material non-public information. Insiders include all individuals who have access to such information, including, among others, legal and financial personnel, secretaries, administrative assistants, file personnel and any person (a “tippee”) to whom they relate such insider information. An immediate family member, defined as a child, stepchild, parent, stepparent, spouse, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any person (other than a tenant or employee) sharing the household of the specified person may also be deemed to be insiders. In addition, Proficient may become a temporary insider of a client it advises or for which it performs other services. If a client expects Proficient to keep its non-public information confidential and the relationship implies such a duty, then Proficient will be considered an insider.

Trading on the basis of “material non-public information” is forbidden. This term is subject to many interpretations, but for your purposes, you should assume that it includes any non-public information which a reasonable investor is likely to consider important in determining whether to buy, sell or hold securities. Moreover, the fact that an insider (or a tippee of an insider) has traded on the basis of particular information which has not been made public may itself be regarded as evidence that the information is material. Either good or bad information could be material.

Examples of the types of information concerning an issuer that are likely to be deemed “material” include, but are not limited to the following:

●	earnings and other financial results (or material changes thereto);

●	guidance on earnings estimates or other financial information;

●	significant expansion or curtailment of operations, such as the purchase or sale of property or assets;

●	significant increase or decline in revenues;

●	changes in dividend policies or the declaration of a stock split or the offering of additional securities;

●	significant merger or acquisition proposals or agreements, including tender offers;

●	significant new products or plans to enter significant new businesses;

●	extraordinary borrowing;

●	gain or loss of a substantial customer;

●	environmental or permitting problems affecting Proficient’s property;

●	the institution of significant litigation or regulatory proceedings or investigations;

●	significant cybersecurity incidents;

●	significant management developments; and,

●	impending bankruptcy or financial liquidity problems.

If you are unsure whether the information is material, you should assume that it is material rather than risk violating the securities laws by trading while possessing information.

Securities transactions by insiders in possession of material information, provided they are otherwise consistent with the procedures set forth in this policy, should be made only when the insider is certain that such information has been sufficiently publicized by official announcements. Information is not public merely because it is reflected by rumors or other unofficial statements in the marketplace. Moreover, the insider may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of such information. Information is considered to be available to the public only (1) after it has been released to the public through appropriate channels (e.g., by means of a press release or Securities and Exchange Commission (“SEC”) filing) and (2) enough time has elapsed to permit the investment market to absorb and evaluate the information. Depending on the circumstances then, information normally should not be regarded as public until at least 24 hours after it has been disseminated through a national news medium.

Except where otherwise expressly indicated, this policy does not apply under the following circumstances:

●	Securities transactions by a Covered Person’s immediate family member made in connection with his or her principal occupation and that are not for the benefit of the Covered Person or any member of his or her immediate family or any of their relatives, so long as the Covered Person has not shared material non- public information about the issuer of the securities in question with the immediate family member making the transaction. For the purpose of this exclusion, the fact that the immediate family member may earn a fee or commission in connection with the transaction does not render the transaction as being one for the benefit of the immediate family member.

●	Purchase or sales of securities that comply with Proficient’s rules relating to Rule 10b5-1 trading plans as discussed below under “Rule 10b5-1 Trading Plan Guidelines”..

●	Securities transactions if the counterparty is the issuer of the securities. For example, the policy would not apply if the Covered Person wishes to exercise an employee stock option provided it is not a broker-assisted cashless exercise (i.e., with any sale of shares to cover the exercise price or tax obligations), participate in an automatic stock purchase program not involving market transactions, or participate in an issuer tender offer.

Questions

Whenever you have any doubt as to the materiality or non-public nature of any information known to you, you should consult with and receive clearance from the Legal Department before trading in such securities for your own account or for the account of an advisory client (including a Fund), or disclosing the information to others. The process of consultation and clearance in advance should serve to avoid potential liability or other serious consequences (i.e., exposure to costly investigations or litigation).

Trading Restrictions

General Restrictions

In order to prevent the misuse of material, inside information and to avoid potential liability to Proficient and its officers, directors and employees under the federal securities laws, the following restrictions on trading in Proficient stock and other securities, generally, are to be observed by all Covered Persons:

●	Covered Persons may not buy or sell stock or conduct any other transaction in Proficient securities for personal or “related” accounts while in possession of material non-public information. Examples of personal and related accounts include retail brokerage, IRA, 401(k), Keogh and similar accounts and accounts of a spouse, child or other relative that you have the ability to control. The restrictions described above also apply to the securities of any other company for which you possess material non-public information.

●	Covered Persons must pre-clear all Proficient security transactions. Proficient’s directors and officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Reporting Persons”) must pre-clear with the Proficient Legal Department all Proficient security transactions (including transactions by others where the Reporting Person has a beneficial interest in the security involved). This includes sales of Proficient common stock acquired upon exercise of stock options and elections to purchase or sell Proficient stock in Proficient’s 401(k) plans.

●	Nothing in this policy prohibits your exercise of stock options provided that you are not exercising stock options in a broker-assisted cashless exercise (i.e., with any sale of shares to cover the exercise price or tax obligations). If you are exercising stock options in a cashless exercise that involves a sale of shares to cover the exercise price or tax obligations, then you must operate under this Policy to determine the permissible times within which you or your broker may sell Proficient stock. Similarly, your initial election to invest in Proficient stock through Proficient’s self-directed 401(k) plan and any subsequent elections you make to increase or decrease the amount you invest in Proficient stock must be in compliance with this policy.

Limits on Trades In Proficient’s Securities — “Blackout” Periods.

A “blackout” period is a period during which a Covered Person may not execute transactions in Proficient’s securities, including related accounts, other than through an outstanding 10b5-1 trading plan. Even if a blackout period is not then in effect, a Covered Person may not trade in Proficient’s securities if the Covered Person is aware of material non-public information about Proficient, other than through an outstanding 10b5-1 trading plan. For example, if Proficient issues a quarterly earnings press release and a Covered Person is aware of other material non-public information concerning Proficient not disclosed in the earnings press release, the Covered Person may not trade in Proficient’s securities. The prohibition on trading while being aware of material non-public information about Proficient extends to sales of shares issued upon exercise of stock options or upon vesting of restricted stock units granted under a Firm stock incentive plan.

●	Quarterly Earnings Blackout Periods. Covered Persons may not buy or sell Proficient’s securities during the period beginning with the close of business on the last business day of a fiscal quarter or year and ending at the open of business on the third business day after the date of the public release of the financial results for the fiscal quarter or year (for example, by means of a press release or a government filing). In accordance with this Policy, Proficient will from time to time advise interested parties of the expected timing of its earnings press releases.

●	Event-Specific Blackout Periods. Proficient reserves the right to impose trading blackout periods from time to time when, in the judgment of the Company’s chief legal officer or his/her designee, a blackout period is warranted. A blackout period may be imposed for any reason, including Proficient’s involvement in a material transaction or other material public announcements. The existence of an event-specific blackout period may not be announced, or may be announced only to those who are aware of the transaction or event giving rise to the blackout period. If a Covered Person is made aware of the existence of an event-specific blackout period, that Covered Person should not disclose the existence of such blackout period to any other person. Individuals that are subject to event-specific blackout periods will be contacted when these periods are instituted from time to time.

Rules Regarding Stock Options and Other Stock-Related Awards

Covered Persons may exercise stock options during a blackout period if none of the shares issued upon the exercise are sold during the blackout period. Accordingly, a Covered Person may exercise stock options during a blackout period if he or she pays the exercise price, tax withholding, and any other exercise-related fees in cash and not through a broker-assisted “cashless exercise” where a broker sells shares issued upon exercise to raise those funds.

The use of share withholding that does not involve a market transaction in order to satisfy exercise price or tax obligations related to the vesting of an award made under any of Proficient’s stock-based incentive plans is not prohibited by this policy.

Other Trading Restrictions Applicable to Proficient’s Securities

Proficient considers it improper and inappropriate for Covered Persons to engage in short-term or speculative transactions in Proficient’s securities or in other transactions in Proficient’s securities that may lead to inadvertent violations of insider trading laws. Accordingly, transactions in Proficient’s securities by Covered Persons are subject to the following.

●	Short Sales. Covered Persons may not engage in short sales of Proficient’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

●	Publicly Traded Options. Covered Persons may not engage in transactions in publicly traded options on Proficient’s securities (such as puts, calls, and other derivative securities) on an exchange or in any other organized market.

●	Hedging. In addition to Short Sales and Publicly Traded Options discussed above, certain forms of hedging or monetization transactions, such as zero- cost collars and forward sale contracts, allow a Covered Person to lock in much of the value of his or her holdings in Proficient securities, often in exchange for all or part of the potential for upside appreciation. These transactions would allow a Covered Person to continue to own the covered Proficient securities, but without the full risks and rewards of ownership. When that occurs, their interests and the interests of Proficient and its shareholders may be misaligned and may signal a message to the trading market that may not be in the best interests of the Company and its shareholders at the time it is conveyed. Accordingly, unless otherwise specifically addressed in this Policy, hedging transactions and all other similar forms of monetization transactions are prohibited. For purposes of this Policy, hedging includes the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or engaging in any other transaction, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Proficient securities.

●	Standing Orders. Standing orders (other than stock option limit orders or orders pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1) should be used only for a brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves the seller with no control over the timing of the transaction. A standing order transaction executed by the broker when a Covered Person is aware of material non-public information may result in unlawful insider trading even if the standing order was placed at a time when the Covered Person did not possess material non-public information.

●	Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold by the broker if a Covered Person fails to meet a margin call or by the lender in foreclosure if the Covered Person defaults on the loan. Covered Persons may not have control over these transactions as the securities may be sold at certain times without the Covered Person’s consent. A margin or foreclosure sale that occurs when a Covered Person is aware of material non-public information may, under some circumstances, result in unlawful insider trading. For these reasons, Covered Persons are prohibited from holding Proficient’s securities in a margin account or pledging Proficient’s securities as collateral for a loan.

Applicability of Policy to Material Non-Public Information Regarding Other Companies

This Policy and the guidelines described herein also apply to material non-public information relating to other companies, including Proficient’s clients, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, Proficient. The Consequences for Violations discussed below may result from trading on material non-public information regarding Proficient’s business partners. All Covered Persons should treat material non-public information about Proficient’s business partners with the same care required with respect to information related directly to Proficient.

Rule 10b5-1 Trading Plan Guidelines

Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) provides an affirmative defense against a claim of insider trading for transactions made pursuant to a pre-existing Rule 10b5-1 trading plan (a “10b5-1 Plan”) which meets the required conditions set forth below. Covered Persons may establish written programs which (i) permit automatic trading of Proficient’s stock through a third-party broker or (ii) trading of Proficient’s stock by an independent person (e.g., an investment broker) who is not aware of material non-public information at the time of the trade. Once a program is implemented in accordance with Rule 10b5-1, trades pursuant to such program will not be subject to the limitations and restrictions set forth in other sections of this Policy.

A 10b5-1 Plan must have the below characteristics:

●	Company Approval. The 10b5-1 Plan has been reviewed and approved in writing prior to entry into the Plan by the Company’s chief legal officer (or if revised or amended, such revisions or amendments have been reviewed and approved in advance by the Company’s chief legal officer);

●	Adoption. At the time of adoption, the Covered Person may not be aware of any material non-public information about Proficient or its securities and must adopt the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10b and Rule 10b-5, and the 10b5-1 Plan must contain a certification by the Covered Person to that effect;

●	No Subsequent Influence. The 10b5-1 Plan must (1) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, (2) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold or (3) not permit the Covered Person to exercise any subsequent influence over how, when or whether to effect purchases or sales and, in addition, any other person who, pursuant to the contract, instruction or plan did exercise such influence, must not have been aware of material nonpublic information when doing so;

●	Single Trade Plans. The 10b5-1 Plan meets the twelve-month limitation on single transaction plans set forth in Rule 10b5-1, subject to certain exceptions (i.e., to permit sell-to-cover plans);

●	Duration. The 10b5-1 Plan has a minimum duration of 6 months and a maximum duration of 18 months;

●	One Plan at a Time. No Covered Person may adopt more than one 10b5-1 Plan at a time, except as specifically permitted by Rule 10b5-1; and

●	Cooling-Off Periods. When establishing or amending a 10b5-1 Plan by a Reporting Person, no purchases or sales pursuant to a plan may occur until the expiration of a cooling-off period ending on the later of 90 days after the adoption or modification of the plan, and 2 business days following the disclosure of Proficient’s financial results on a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted or modified; provided, however, that in no event shall the required cooling-off period exceed 120 days. When establishing or amending a 10b5-1 Plan by all other Covered Persons, no purchases or sales may occur until the expiration of a cooling off period that is 30 days after the adoption or modification of a 10b5-1 Plan. An amendment or change to a 10b5-1 Plan that is treated as a termination of such plan and adoption of a new plan under Rule 10b5-1 shall be treated similarly for purposes of these requirements (including with respect to cooling-off periods).

Consequences for Violations

Upon determining that a violation or possible insider trading violation has occurred, the Legal Department will report his/her recommendation for resolution of the violation to the Covered Person’s supervisor and the Company’s chief legal officer. After consultation, the supervisor and the Legal Department will discuss the matter with the Covered Person believed to have violated the Policy. The matter will then be reported to the Chief Executive Officer, who may impose sanctions against the Covered Person, as he or she deems appropriate under the circumstances.

Internal Sanctions for Violations

Appropriate sanctions imposed by the Chief Executive Officer may include without limitation:

●	The immediate unwinding of the transaction.

●	Forfeiture of any profit from the transaction.

●	Termination of employment.

●	For insider trading violations, notification by Proficient to the SEC or other local authority, if deemed appropriate, of the alleged violation and cooperation with the SEC or other local authority in any enforcement action and/or prosecution of the individual(s) involved.

Regulatory Sanctions

If a Covered Person trades in Proficient securities or in the securities of Proficient’s business partners while in possession of material non-public information, it could subject the Covered Person to potential criminal and civil liability under applicable securities laws.

In addition, liability may also be imposed for improper transactions by any person (commonly referred to as a “tippee”) to whom a Covered Person has disclosed material non-public information or to whom a Covered Person has made recommendations or expressed opinions on the basis of such information as to trading in securities of Proficient or one of its business partners. Both the disclosing person (i.e., the “tipper”) and the tippee can be held liable for violations of this nature.

Post-Employment Transactions

If a Covered Person is aware of material non-public information concerning Proficient when the Covered Person’s employment or service relationship terminates, the Covered Person may not trade in Proficient’s securities until that information has been publicly released, notwithstanding the termination of the Covered Person’s employment or service relationship.

Annual Review of Policy

The Board of Directors shall review this policy and make changes as appropriate on an annual basis.